UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Furr's/Bishops, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
361115504
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 19, 1999
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 2240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  2  OF  9  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ROCK FINANCE, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       2,389,460 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          2,389,460 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,389,460 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14 TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  3  OF  9  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       17,599,939 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          17,599,939 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
17,599,939 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.1%

14 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  4  OF  9  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SPURGEON CORPORATION

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS CORPORATION

              7 SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        19,989,399 shares
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON
WITH         10 SHARED DISPOSITIVE POWER
                19,989,399 shares
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
19,989,399 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.9%

14 TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  5  OF  9  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BRADFORD T. WHITMORE

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
USA

              7 SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        19,989,399 shares
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON
WITH         10 SHARED DISPOSITIVE POWER
                19,989,399
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
19,989,399 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.9%

14 TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D/A

CUSIP NO. 361115504      PAGE  6  OF  9  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BUN PARTNERS

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       2,389,460 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          2,389,460 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,389,460 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14 TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

<PAGE 7>

Page  7  of  9  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by Furr's/Bishops, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 6901 Quaker Ave., Lubbock, TX 79413.

Item 2.  Identity  and Background

(a) This statement is filed by Rock Finance, LP, an Illinois limited partnership ("Rock"), and its general partners, Bun Partners, Inc., an Illinois corporation ("Bun"), and Spurgeon Corporation ("Spurgeon"), an Illinois corporation. The statement is also filed on behalf of Grace Brothers, Ltd., an Illinois limited partnership ("Grace"), and also incorporates reporting by the general partners of Grace:
Bradford T. Whitmore ("Whitmore") and Spurgeon. Whitmore is the president, sole shareholder and director of Bun. The foregoing are hereafter referred to as the "Filers".

(b) The business address of Rock, Grace, Whitmore and Bun is
1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201.
The business address of Spurgeon is 290 South County Farm
Road, Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Rock is to make investments in companies. The principal business of Bun is to be the general partner of several partnerships, including Rock. The principal business of Spurgeon is that of being a general partner of Grace. The principal business of Grace is to purchase, sell, invest and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace. The names, business addresses and present principal occupation or employment of each director and executive officer of Spurgeon and Bun are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace and Rock are Illinois limited partnerships and Spurgeon and Bun are Illinois corporations. Whitmore is a citizen of the United States.

Item 3. Source and Amount of Funds

The Common Stock purchased as described on Schedule A was purchased by Grace with working capital and partnership funds.

Item 4. Purpose of Transaction

This amendment to the Schedule 13D filing is being made as Grace Brothers, Ltd. purchased additional Common Stock of the Company, as detailed on Schedule A. The Filers will continue to assess their investment in the Company and the various alternatives available to them to maximize shareholder value. The Filers may, depending on market conditions and other factors that they deem material, purchase additional Common Stock or dispose of all or a portion of the Common Stock that they now own or any Common Stock they may hereafter acquire.

Except as set forth in this Item 4, the Filers do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of
Schedule 13D under the Act.

Item 5. Interest in Securities of the Issuer

(a) Grace presently holds a total of 17,599,939 shares of the Common Stock, which represent approximately 36.1% of the Common Stock outstanding. Rock presently holds a total of 2,389,460 shares of the Common Stock, which represent approximately 4.9% of the Common Stock outstanding.
Whitmore, Spurgeon, and Bun are reporting their holdings due to their general partnership positions in Grace and Rock.

(b) Grace has the sole power to vote and dispose of the Common Stock which it beneficially owns and Rock has the sole power to vote and dispose of the Common Stock which it beneficially owns.

(c) Transactions in the Common Stock by the Filers during the 60 day period prior to November 18, 1999 are listed on Schedule A.

(d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common Stock.

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

The Filers do not have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of Furr's/Bishops, Inc.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Directors and Officers of Spurgeon Corporation

<PAGE 8>

Page   8   of  9  Pages

SIGNATURE

Grace Brothers, Ltd., Bun Partners, Inc., Spurgeon
Corporation, Bradford T. Whitmore, and Rock Finance LP, after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.



Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Spurgeon Corporation

By:/s/ David Allen
   ---------------
   David Allen
   Vice President
   Spurgeon Corporation

Bun Partners, Inc.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   President
   Bun Partners, Inc.

Bradford T. Whitmore

By:/s/ Bradford T. Whitmore
   ------------------------

Rock Finance, LP

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   President, Bun Partners, Inc.
   Its:  General Partner

Dated:  November 24, 1999

Schedule A

FURRS BISHOPS, INC. COMMON STOCK BOUGHT FROM ANOTHER HOLDER
IN A PRIVATELY NEGOTIATED TRANSACTION

DATE       AMOUNT      PRICE/SHARE
11/19/99   8,249,857   $0.40

EXHIBIT A
Directors and Officers of Spurgeon Corporation

Judith M. Van Kampen
101 Washington St.
Suite 770
Grand Haven MI 49417-0070
Director of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC.

Carla M. Van Kampen/Pierre
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Director of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC.

David G. Wisen
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of
Van Kampen Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Director, Vice President and Secretary of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC. Senior Vice President and General Counsel of Van Kampen Asset Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon.  Controller of
Grace Brothers, Ltd. and Senior Vice President and Treasurer of Van Kampen Asset Management Company, LLC.

J. Timothy Onufrock
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Assistant Secretary of Spurgeon.

All are United States Citizens.

The business address of Van Kampen Asset Management Company,
LLC is 290 South County Farm Road, Third Floor, Wheaton, IL
60187.  The principal business of Van Kampen Asset Management
Company, LLC is investment and asset management.

Directors and Officers of Bun Partners, Inc.

Bradford T. Whitmore
1560 Sherman Avenue
Suite 900
Evanston, IL 60201
Sole Shareholder, Sole Director, President of Bun Partners,
Inc., and General Partner, Grace Brothers, Ltd.

Mary Ann Whitmore
1560 Sherman Avenue
Suite 900
Evanston, IL 60201
Secretary and Treasurer of Bun Partners, Inc.

Both are United States Citizens.

The business address of Bun Partners, Inc. is 1560 Sherman
Avenue, Suite 900, Evanston, IL 60201. The principal business of Bun Partners, Inc. is to be the general partner of several partnerships.